CANNASSIST INTERNATIONAL CORP.

1548 Loch Ness Dr.

Fallbrook, CA 92028

760-990-3091

April 25, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	CannAssist International Corp.

Registration Statement on Form S-1

File No. 333-227914

To the Securities and Exchange Commission:

CannAssist International Corp. has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement and amendments on Form S-1 (File No. 333-227914).

On behalf of the Company, we hereby request the acceleration of the effective date of that Registration Statement to 5:00 pm EST on April 29, 2019 or as soon as practicable thereafter.

Thank you for your courtesies in this matter.

Sincerely,

/s/ Mark Palumbo

Chief Executive Officer

CannAssist International Corp.